116 West 23rd Street, 5th Floor, New York, NY 10011

August 25, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:          New Energy Systems Group (the “Company”)
Form 10-K/A for the fiscal year ended December 31, 2010
Filed July 14, 2011
File No. 001-34847

Dear Mr. Jeffrey Jaramillo:

We are responding to comments contained in the letter, dated July 27, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Junfeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K/A filed on July 14, 2011 (the “10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K/A for fiscal year ended December 31, 2009

1.
Please refer to the explanatory note. You should not imply that the staff comment process relates the Commission itself or that the Commission itself requested you to change your disclosure. Please revise future Filings and refer to the acknowledgements you provided in your most recent response letter.

Response:

The Company will revise future filings that include explanatory notes so that such explanatory notes do not imply that the staff comment process relates to the Commission itself or that the Commission itself requested us to change our disclosure.

2.
Please tell us how you complied with the second bullet of prior comment 9 in our letter dated November 24, 2010 and your related response. Please also tell us how you complied with prior comment 1 1 in that letter.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

The Company inadvertently excluded the information contained in our responses to (i) the second bullet of prior comment 9 in the Staff’s letter dated November 24, 2010, and (ii) prior comment 11 in that letter. The Company has filed an Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009 (the “Amendment No. 2”) on August 19, 2011 to file the following exhibits:

1. Branding Strategy Consulting Agreement, dated August 18, 2009, by and between the Company and Rui Wang, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
2. Branding Strategy Consulting Agreement, dated August 18, 2009, by and between the Company and Qiong Xiong, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
3. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Zhiyong Xu, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
4. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Changsuo Li, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
5. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Fang Gao, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
6. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Xi Li, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
7. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Shuang Yang, and amended pursuant to that certain Supplemental Agreement dated October 10, 2009;
8. Financial Consulting Agreement, dated August 18, 2009, by and between the Company and Jie Zhang and amended, and pursuant to that certain Supplemental Agreement dated October 10, 2009; and
9. Consent of Goldman Kurland Mohidin.

The Company has also updated the Exhibits Index to Amendment No. 2 to include the consents of Kabani & Company, Inc. and Berkman, Henoch, Peterson & Peddy, P.C. in accordance with Item 601(b)(23) of Regulation S-K.

Form 10-K/A for fiscal year ended December 31, 2010

Item 1. Business. page 1

3.
It continues to be unclear from your response to prior comment 4 how NewPower and Kim Fai contributed to your revenues in the amounts you disclose. Please clarify what you mean by "the production volumes of NewPower did not reach the maximum level at the time of our acquisition" and how this relates to the revenue you disclose. Please also clarify what you mean by "Kim Fai's assets was sufficient to support its production volume at the time of acquisition" and how this relates to the revenue you disclose.

Response:

At the time the Company acquired NewPower, the nature of its operations was the manufacturing of battery cells. At December 31, 2009, prior to the acquisition of NewPower, which occurred in January 2010, NewPower was generating approximately $20.1 million in annual revenues. At the time the Company acquired NewPower,  NewPower was operating at approximately 50% of its capacity. After the acquisition of NewPower in January 2010 until December 31, 2010, NewPower increased its purchase orders through the distribution channels of the Company and its subsidiaries, ultimately resulting in approximately $23M in revenue in battery cell sales at December 31, 2010.

116 West 23rd Street, 5th Floor, New York, NY 10011

At the time the Company acquired Kim Fai, the nature of its operations was the manufacturing of solar panels and related solar application products. At December 31, 2009, prior to the acquisition of Kim Fai, which occurred in November 2010, Kim Fai was generating approximately $17.78 million in annual revenues. Prior to the acquisition of Kim Fai, Kim Fai’s assets and production capacities were sufficient to support its operations and sales at that time because the marketing efforts of Kim Fai did not generate a substantial number of purchase orders. However, after the acquisition of Kim Fai in November 2010, the Company enhanced Kim Fai’s marketing efforts not only through its original channels, but also new channels from the Company and its subsidiaries, ultimately resulting in approximately $3M in revenue from November 2010 to December 31, 2010.

Item 13. Certain Relationships and Related Transactions, page 31

4.
We note your response to prior comment 15. You disclose on page F-6 a $1.4 million "repayment" to a related party in fiscal 2010. With a view toward disclosure in future filings, please tell us how this payment is reflected in your disclosure of related transactions. Also tell us the nature of the obligation or advance that requires repayment.

Response:

The $1.4 million (RMB 9,300,000) was due to the former shareholder of New Power, which occurred prior to the acquisition of New Power by the Company and was for the working capital needs of New Power. After the acquisition of New Power, New Power repaid the $1.4 million to its previous shareholders.  Therefore, there was a cash outflow of this repayment in our financing activities for the year ended December 31, 2010, but it was not disclosed in other places of the footnote, as the consolidated balance sheet account of due to related party didn’t include this amount as of December 31, 2009 and 2010, respectively, as a result of this transaction occurring before the acquisition of New Power by the Company (the acquisition closed on January 12, 2010), and was repaid by New Power during 2010.

Item 15. Exhibits. Financial Statement Schedules, page 32

5.	Please amend to include the exhibit mentioned in your response to prior comment 17.

Response:

The Company has filed an Amendment No. 3 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 on August 24, 2011 to include the exhibit mentioned in our response to prior comment 17.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

6.
Refer to our prior comment 6. We see you indicated in your response that "...you restructured E'Jenie production by ceasing the manufacture and selling a battery since the end of 2010 and concentrating on the manufacture of battery cell. Accordingly, account receivables from two major battery customers decreased by $4.5 million. In 2010, 19% of the total sales of the Company were from these two customers and their credit term was 90 days. From the end of 2010, the Company shortened the credit term with one of these two major customers from 90 days to 60 days and decreased the sales to the other major customer by replacing them with newly developed customers with shorter credit terms, which resulted in a significant increase in sales but slight increase in account receivables". Please explain to us how changes to customer credit terms that appear to have occurred after December 31, 2010 explain the fact that your accounts receivable at December 31, 2010 only increased slightly relative to the increase in your revenues during that year. As previously requested, in future filings discuss the reasons for any change in collection patterns/payment rates to your accounts receivables.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

In 2010, the Company had credit terms as long as 90 days to certain customers. After December 31, 2010, the Company shortened its credit terms to 30-60 days for most of the customers. However, E’Jenie changed its operations since the second half of 2010 by changing its main business from battery manufacture to battery cell manufacture. Two of its major customers’ credit terms were shortened from 90 days to 60 days since then. The accounts receivable from these two major customers were $5,095,748 and $5,386,667 at December 31, 2009 and June 30, 2010, respectively. Accounts receivable balance started decreasing after the Company executed the new credit terms from these two customers since June 2010. The outstanding balance of accounts receivable to these two major customers was $4,760,249 and $1,576,586 as of September 30, 2010 and December 31, 2010, respectively. The effect of the shorter credit term was revealed at the end of year 2010. The Company collected all outstanding balance from one of the two major customers and ceased sales to this particular customer. The accounts receivable to the remaining major customer was $1,531,012 as of March 31, 2011.

Meanwhile, the Company acquired new subsidiaries and developed new customers in 2010, which increased the $66.5 million sales as compared to the sales of 2009. The credit term of newly acquired subsidiaries and to most of new customers was 60 days, and we have timely collection on these accounts receivables.  All these factors explained the reasons of our accounts receivable at December 31, 2010 only increased slightly relative to the increase in our revenues during year 2010.

We will discuss the reasons for any change in collection patterns/payment rates to our accounts receivables in future filings.

Critical Accounting Policies, page 20

7.
Refer to our prior comments 7 and 8. Notwithstanding the assertions in your responses that "At December 31, 2010, the Company determined there was no impairment to the goodwill" and that you "don't think any of your reporting units are at risk of failing step one of any impairment assessment", we noted that the information in Exhibit A indicated the carrying value of the net assets of your Kim Fai reporting unit at December 31, 2010  was approximately $2.7 million greater than the discounted cash flows of the reporting  unit per an appraisal report. Please address the following:

•	explain how you were able to reach these conclusions given the information presented in Exhibit A;

•
tell us whether you performed the second step of the goodwill impairment test as outlined at paragraphs 9 through 17 of ASC 350-20-35. If so, provide us with the results of those tests. If not, tell us why you did not perform the second step test on your Kim Fai reporting unit given that it appears to have failed the first step of your goodwill impairment testing; and

•
provide us with a reconciliation of the sum of the book values of all three of your reporting units shown in Exhibit A to your consolidated shareholders' equity at December 31, 2010 in your 2010 Form 10-K/A.

•	Finally, provide us with a copy of the appraisal reports that you reference in Exhibit A.

Response:

Exhibit A in our letters dated July 19 and 20, 2011 (the “Prior Letters”) indicated the carrying value of the net assets of Kim Fai reporting unit at December 31, 2010 was approximately $2.7 million greater than the discounted cash flows of the reporting unit per appraisal report. However, because Kim Fai was acquired by the Company on November 10, 2010, the discounted cash flows was from the appraisal report which was evaluated based on September 30, 2010 instead of at December 31, 2010.  We believe it is not practical to test goodwill for impairment at December 31, 2010 based on the future discounted cash flow from the appraisal report which was evaluated as of September 30, 2010 while the acquisition was complete in November 2010.  In addition, Kim Fai had net income of $3.96 million for 2010, and is projected to have net income of $3.0 million, $4.1 million, $5.6 million, $7.6 million and $10.2 million for next five years form 2011.  There is no indication of impairment of goodwill based on Kim Fai’s operating results for 2010 and future income projections.

Accordingly, we didn’t perform the second step test on Kim Fai reporting unit.

Attached hereto as Exhibit A is a reconciliation of the sum of the book values of all three reporting units to our consolidated shareholders’ equity at December 31, 2010.

Attached hereto as Exhibit B is the copy of the appraisal report that we reference in Exhibit A of the Prior Letters.

116 West 23rd Street, 5th Floor, New York, NY 10011

Consolidated Financial Statements. page F-1

Note 2 — Summary of Significant Accounting Policies, page F-8

Goodwill, page F-13

8. Refer to our prior comment 10. Based on the summary of the tests you indicate you performed during your annual assessment for goodwill impairment and the information included in Exhibit A which indicated that the carrying value of the net assets of your Kim Fai reporting unit at December 31, 2010 were greater than the discounted cash flows of the reporting unit at December 31, 2010, please explain to us how you were able to conclude that goodwill was not impaired at December 31, 2010. Also, given that at March 31, 2011 your market capitalization continued to be well below your March 31, 201.1 consolidated total book value, tell us whether you tested your goodwill or any other intangible assets for impairments.

Response:

We conclude that at December 31, 2010, our goodwill was not impaired although the carrying value of the net assets of Kim Fai reporting unit were greater than the discounted cash flows of the reporting unit, because the discount cash flows of Kim Fai was not evaluated at December 31, 2010, but at September 30, 2010, which was prior to the acquisition by the Company; it was not practical to test the goodwill impairment based on the appraisal report as of September 30, 2010.  Based on the net income of Kim Fai for 2010 and projected future discounted cash flow at December 31, 2010, we concluded that Kim Fai’s goodwill was not impaired.

Although at March 31, 2011, our market capitalization continued to be below March 31, 2011 consolidated book value, however, given the current negative market condition toward Chinese US-listed companies, we believe such comparison was not indicative of the Company’s true fair value and economic condition.  At March 31, 2010, we reviewed our operating results of each reporting unit and have concluded based on such results that our goodwill for each reporting unit was not impaired. Operating results of each reporting unit for the quarter ended March 31, 2011were as follows: Kim Fai had $1.481 million pretax income, New Power had $2.221.69 million pre-tax net income and Anytone had $2.640 million pre-tax net income.  Operating results of each reporting unit for the six months ended June 30, 2011were as follows: Kim Fai had $2.12.73 million pre-tax net income, New Power had $2.63.41 million pretax net income and Anytone had $4.173.2 million pre-tax net income.

The Company acknowledges that that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Weihe Yu
Weihe Yu
Chief Executive Officer

 EXHIBIT A

RECONCILIATION

New Energy System
As of 12/31/2010

	E'jenie	Billion	Anytone HK	KimFai	Newpower	New Energy	Eliminating Entries		Consolidated
ASSETS	China	BVI	China	China	China	USA	DR	CR	Balance
	US $	US $	US $	US $	US $	US $

STOCKHOLDERS' EQUITY:
Capital stock						14,279			14,279
Preferred stock						2,553			2,553
Other comprehensive income	616,102	724,400	260,987	17,756	82,240	132,856			1,834,341
APIC - Common stock			33,004,240	27,820,337	18,516,674	74,935,726	80,236,670		74,040,307
Statutory reserve - BB	1,198,939		715,758	179,661					2,094,358
Statutory reserve - current period			155,384		73,861				229,245
Retained earnings	16,231,047	5,976,461	7,180,539	590,522	2,857,622	(21,628,509)			11,207,682

Total stockholders' equity	18,046,088	6,700,861	41,316,908	28,608,276	21,530,397	53,456,905			89,422,765

* The eliminating number contains total paid in capital of the three new acquired subsidiaries and their statutory reserve on acquisition date of each one, which equals to the total investment for each at the parent company.

A-1

EXHIBIT B

APPRAISAL REPORT

Shenzhen Anytone Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No. 208

Appraisal Base Date: December 31, 2010

Report Date: July 18, 2011

Shenzhen Anytone Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No.208

Attention for the readers and users of this report
This abstract was taken from Shenyongxin [2011] No.208 Asset Assessment Report，
In order to under this assessment project comprehensively, the full report should be read.
The users of this report should pay attention to particular issues of this report.

According to Shenzhen Anytone Technology Co., Ltd.’s commission, Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (referred as the Company) apprised Anytone’s all shareholder equity value on the appraisal base date. In accordance with the requirement of assets appraisal standard and the specific situation of Shenzhen Anytone Technology Co., Ltd., the Company concluded and provided the report, Shenyongxin [2011] No.208, Shenzhen Anytone Technology Co., Ltd. appraisal report.

A. The scope of this appraisal is all shareholder equity of Shenzhen Anytone Technology Co., Ltd. The appraisal based date was December 31, 2010. The effective period of this report was from December 31, 2010 to December 31, 2011.

B. Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

C. By income approach, the result was RMB$274,698,400. By assets base method, the result was RMB$6,969,500. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Anytone Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

Shenzhen Anytone Technology Co., Ltd. all shareholder equity value on the appraisal base date of December 31, 2010 was RMB$274,698,400.

Shenzhen Anytone Technology Co., Ltd.

Appraisal Report

Shenyongxin[2011] No.208

A.	Preface

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (hereinafter referred to as the "Company") to accept Shenzhen Anytone Technology Co., Ltd. entrusted, according to the provisions of the relevant national assessment of the assets, in an objective, independent, impartial, scientific principles, in accordance with accepted method of asset evaluation, understanding of the company to its shareholders all of the proposed equity value at December 31, 2010 assessment of the market value estimate. Entered into in accordance with the commission of "asset appraisal engagement letter" the condition established, we have already implemented at the Shenzhen Anytone Technology Co., Ltd. and related companies to set up property ownership legal document review, field visits to physical assets, the market price Investigation and comparison and at the time we considered necessary under the conditions of other assessment procedures, we now assess the situation and assessment of assets reported as follows:

B.	Entrusting party or Assets owner

1、 Company:
Name: Shenzhen Anytone Technology Co., Ltd. (hereinafter referred as “Anytone”).
Registered Capital: RMB$3.6 million
Paid-in Capital: RMB$3.6 million
Legal Representative: Weihe Yu
Legal Address: Building 51st, 5th Floor, No.5 Qiongyu Rd., High-tech Industrial Park, Nanshan District, Shenzhen, China

Ownership: Limited Liability Company

Registration No: 440301103724066

    Business scope: Electronc products’ technical development, production, sales and other domestic commerce, materials supply and marketing (excluding restricted items and exclusive, special control and proprietary products); goods import and export (excluding the prohibited items in accordance with the laws and regulations; these items need to obtain  permission first).

Launch Date: July 29, 2005
Operation Period: July 29, 2005 to December 1, 2039
2、 Company’s history and main business

（1）Basic information

The Company was founded on July 29, 2005. Registered address is Building 51st, 5th Floor, No.5 Qiongyu Rd., High-tech Industrial Park, Nanshan District, Shenzhen, China. The Company’s registered capital was RMB$3.6 million and is wholly owned by Anytone International (H.K.) Co., Ltd. The Company’s revenue was RMB$287,847,800; net income was RMB$56,059,700 million and average gross profit margin was 27%.
3、Major accounting policies

1)	Accounting system: 《Enterprise Accounting Systems》

2) Fiscal year: December 31

3) Currency: RMB

4) Accounting principle and valuation basis: Accounting principle is based on “accrual-basis”; valuation basis is valued at one’s “historical cost.”

C.	Appraisal Purpose

1. The company entrusted with Shenzhen Yongxinruihe Asset Appraisal Co., Ltd to appraise the value of all shareholders equity on the appraisal date (December 31, 2010). The result will be only used as reference by the Company to understand the value of all shareholders equity.

2. This appraisal has been approved by the Company’s shareholders.

3. Except the only purpose of this appraisal report, if used this all or part of this report in other purpose and cause any result, the Company have no responsibility.

D.	Appraisal Scope and Object

1.	Object

All shareholder equity value of Shenzhen Anytone Technology Co., Ltd.

2.	Scope

The scope of appraisal includes all the Company’s assets and related liabilities. The appraisal target is all the Company’s shareholders equity.

Unit: RMB$10,000

		Book value	Adjusted book value
Item			A
Current assets	1	9,592.35	9,592.35
Long-term investments	2
Fixed assets	3	28.14	28.14
Of which: Construction in progress	4	-	-
Structure	5	-	-
Equipment	6	28.14	28.14
Land	7	-	-
Intangible assets	8	-	-
Of which: Tenure	9	-	-
Other assets	10	-	-
Total assets	11	9,620.48	9,620.48
Current liabilities	12	2,226.56	2,268.93
Long-term liabilities	13		-
Total liabilities	14	2,226.56	2,268.93
Net assets	15	7,393.92	7,351.56

The scope of assets for appraisal at this time is same as the assets which were entrusted for appraisal.

E.	Appraisal Base Date
1. Appraisal base date: December 31, 2010

2. This appraisal base date was easy for the Company to achieve the purpose of this appraisal and reduce and avoid the needed adjustments.

3. All the price standards in the report was based on this appraisal base date.

F.	Appraisal principle

1. The assessment abide by the independence, objectivity and scientific principles work.

（1） the principle of independence: an asset assessment to assessment by an asset management institutions awarded the asset evaluation industry qualified social justice organizations operate independently, free from the interests of all parties are assessed the impact of assets, the rating agencies and operators and is assessment of the assets has no interest in parties.

（2） objectivity: that evaluators should proceed from reality, to engage in serious investigation and study, detailed in the master on the basis of reliable information, the use of realistic standards and methods, come to a reasonable, credible, impartial assessment conclusions.

（3） scientific principles: that the specific assessment process, according to a specific purpose, to develop a scientific assessment programs, assessment procedures and the use of scientific methods, guided by the basic principles of asset valuation assessment of operations.

2. The main changes of interest to assess compliance with the principle of property rights, that is to be evaluated changes in asset ownership interests of the main premise or assumption that assets are assessed to determine valuation date the fair value of the current point in time. Stakeholders, including changes in ownership of all stakeholders to change and some change.

3. The asset of continuing operating to assess compliance with the principle of alternative principle and open market principles.

G.  Appraisal Basis

1)	Behavior Basis
1、Assets appraisal engagement letter signed between Anytone and our company深圳市海纳通科技有限公司与我公司签订的资产评估业务约定书。
2、Shareholders’ resolution of Anytone
2)	Laws and regulation
1. 《Company Law of PRC》
2. 《Business Appraisal guidance (Trial)》
3. 《Assets Appraisal Standards – Basic Standards》
4. 《Assets Appraisal Standards – Appraisal Report》
5. 《Assets Appraisal Standards – Real Estate》
6. 《Assets Appraisal Standards –Machinery and Equipment》
7. 《Assets Appraisal Standards – Intangible Assets》
8. 《Assets Appraisal Code of Ethics – Basic Standards》
9. 《Enterprise Accounting Standards》（2006）、《Enterprise Accounting System》（2001）
3)	Property ownership basis

1. Large equipment’s purchase invoices, purchase contracts, copies of customs reports

2.  Contracts related to this appraisal

4)	Pricing standards
a.	Appraisal application, financial statements, accounting books, certificates, legal documents and so on which were provided by Anytone;
b.	Prior three years financial statement and operating status which provided by Anytone;
c.	2010 National office equipment and electronic product pricing manual;
d.	《Latest Assets Appraisal Data and Parameters Manual》
e.	Online: www.google.com、www.chevrolet.com、www.yongle.com.cn、and so on;

f.	The on-site appraisal and the marketing prices which were collected by appraisers;
g.	Marketing consulting price.

H.	Value definition

Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;
6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.
I.	Appraisal method

1)  Major method

（1）Cost method. Cost method described in this report refers to the current conditions in the re-purchase or build a new state to be assessed the full cost of assets, net assets have occurred are assessed entity obsolescence, functional obsolescence and economic obsolescence depreciation, income was assessed as the difference between the assessed value of the assets of an assessment methodology. The assessed value of the specific estimates, the first use of a variety of old assets into a new depreciation rates reflected, and then use the full cost (full cost of replacement) and into a new rate as the product of the assessed value of the assets being evaluated.

（2）Income method. Income approach. Income method referred to in this report refers to the analysis of prospects for the future development of the project, based on predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained by assessment of the assessed value of the assets of a types of asset valuation methods.

（3）The Shenzhen Anytone Technology Co., Ltd. at a net asset valuation method and the use of cost-plus and the income approach, cost plus and the law refers to all their assets were calculated and the cumulative sum of the assessed value, less liabilities assessment of corporate assets worth a total assessed value of a method. Income approach means the prospects for future development of the project, based on the predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained the assessed value of the assets being evaluated as a method of asset evaluation.

2)  Each assets and liabilities’ appraisal methods

1.  Current assets - monetary funds to verify the correct inventory carrying value after the evaluation confirmed the value of foreign currency cash and foreign currency deposits to assess the base date of the exchange rate obtained by the amount of assessed value on the foreign currency.

2.  Current assets - amounts receivable from class one by one to verify, based on careful analysis of the credibility of the other units of payment, and operations after the assessment of its recoverable amount as the value.

3.  Inventory - into the assessment of the scope and expertise in the enterprise storage warehouse inventory stored in a physical inventory of commodities. Count the number of spot checks accounted for 40% of total inventories over book value accounts for 60% of book value. Inventory, the first check book accounting book keeping records and records of the warehouse consistency, to determine the carrying amount of goods in inventory and actual inventory quantity of the inventory valuation date to the date of the library, storage records, back at the actual launch base quantity, adjust the carrying amount.

4.  Fixed assets - inventory of equipment in one by one on the basis of verification and the use of replacement cost method to assess the market comparison approach. Consultation in the market to price, market prices determine the replacement cost basis; on the original purchase price verified constitute reasonable index of the original purchase price adjusted to determine replacement cost; cannot find the new price of The price of used equipment out of products to assess the value of the revised draw. Into a new rate to the remaining useful life plus the comprehensive site survey to determine the situation.

5. The liabilities distinguish whether the base date of its assessment of the property with liabilities in order to verify the correct inventory carrying value of the adjusted assessed value is recognized.

J.	Process of appraisal

1)	Entrusting acceptance

1、From July 10, 2011 to July 11, 2011, the Company accepted Anytone’s entrust and implemented the investigation to understand Anytone’s internal control and operating situation. Then the Company prepared the initial working project and appointed appraisers to take in charge of this project.

2、According to entrusting party needs and the requirement of《Asset Appraisal Manual》, in addition to help to achieve the appraisal purpose and prevent adjustment, the appraisal base date should be closed to the end of quarter. After communication, both sides agreed the appraisal base date was December 31, 2010.

3、According to the purpose of entrusting party, the scope of appraisal is the shareholder equity value of Shenzhen Anytone Technology Co., Ltd.

2)	Assets checking

From July 11, 2011 to July 12, 2011, based on the application lists provided by Anytone, appraisers implemented the onsite checking and checked the relevant original accounting documents:

Anytone’s existing asset position: Current asset – 99.70% and Fixed assets – 0.30%.

Checking situation is as following:

1. First of all, appraiser evaluated the Company’s internal control system and found that the employees obeyed consciously and various systems could be effectively implemented. Therefore, this appraisal was based on the Company’s completed internal control systems.

2. Current assets:                               Unit: RMB
Item	Book value	Adjusted book value
Cash and cash equivalents	22,087,076.02	22,087,076.02
Account receivable	44,159,462.10	44,159,462.10
Minus: Allowance for uncollectible accounts		-
Net account receivable	44,159,462.10	44,159,462.10
Other receivable	26,776,918.89	26,776,918.89
Minus: Allowance for uncollectable accounts		-
Net other receivable	26,776,918.89	26,776,918.89
Inventory	2,900,023.64	2,900,023.64
Total current assets	95,923,480.65	95,923,480.65

Description:

（1）Appraisers focus on verification of the current assets’ original accounting information, checked the accounting statements, general ledger, subsidiary ledgers and so on. Meanwhile, they collected the cash checking lists, verified the bank deposits and reconciliation statement;
（2）Verified the account receivables’ original certificates; targeted release inquiry letter to confirm the book value’s authenticity and accuracy.
（3）Conducted filed sampling and photographed to inventory checking lists.

3. Fixed assets:                          Unit: RMB
	Book value		Adjusted book value
Item	Original value	Net value	Original value	Net value
Buildings	-	-	-	-
Equipment	1,669,220.00	947,211.77	1,669,220.00	947,211.77
Fixed assets- Machinery equipment	1,595,480.00	944,980.49	1,595,480.00	944,980.49
Fixed assets- Vehicle	31,140.00	2,217.61	31,140.00	2,217.61
Fixed assets- Electronic equipment	42,600.00	13.67	42,600.00	13.67

Subtotal fixed assets	1,669,220.00	947,211.77	1,669,220.00	947,211.77
Less: Fixed assets depreciation reserves				-
Total fixed assets	1,669,220.00	947,211.77	1,669,220.00	947,211.77

Description:

Equipment: appraisers reviewed the “fixed assets declaration lists”, checked the compliance requirements, understood if any unlisted equipment, false, missed reported, restated and so on. Appraisers verified on-site to understand the device status, working environment, and maintenance situation; checked the original certificate and purchase and sales contract of major equipment to determine if the original carrying amounts were reasonable. They observed and photographed the transport equipment. Due to limited expertise, they did not check its internal components. Appraisers also collected copies of driving license and equipment invoices.
4. Anytone’s current liabilities included account payables, accrued payroll, other payables, tax payables, other payables, and …etc. Appraisers verified the general ledger, subsidiary ledgers and collected the original certificates.

As following:            Unit: RMB

Item	Book Value
Account payable	18,465,420.21
Other payables	8,612.98
Accrued payroll	423,640.00
Tax payable	3,791,597.10
Total current liabilities	22,689,270.29

Description:

Appraisers focus on verification of current liabilities’ original accounting information and checked the accounting statements, general ledger and subsidiary ledgers and so on.

3)	Appraisal

From July 13, 2011 to July 15, 2011, appraisers apprised the value in accordance with the on-site checking and Anytone’s specific situation. Please check the 《Appraisal Description of Shenzhen Anytone Technology Co., Ltd.》

4)	Conclusion and appraisal repot
5)
From July 16 to the report date, appraisers prepared the appraisal report and appraisal description, in addition to verify the assets appraisal checking lists, then approved by the project manager, major auditor and the company’s owner to issue the appraisal report.

K.	Value premise

The report "Assessment of value" or "valuation date value" means the assets of the company on the assessment of the current use or intended use and continue to operate using the same, and the valuation date and the premise of the external economic environment, this report the premise set forth in the assessment of conditions and assumptions set out in this report the purpose of the above the market value of the views put forward.

L.	Appraisal conclusion

The assessment and method for using the cost plus method and the income method Shenzhen Anytone Technology Co., Ltd. had a net asset valuation and obtain evaluation results. Evaluators according to the Shenzhen Anytone Technology Co., Ltd.’s actual operating conditions and asset distribution, liabilities, combined with the results of two valuation methods to obtain, by following the analysis, the final selection of the Income Approach value as the final conclusion of this evaluation provide value for reference. Specific evaluation results and analysis are as follows:

1)	Result of Cost-plus method

Based on the above assessment methods and valuation standards, the individual assets, liabilities assessment, evaluation results are summarized in the following table. The Company believes that the table contained in the assessment of the assets, liabilities and net assets of the summary, in assessing the value of the premise and basis of local conditions can be allowed to reflect the Shenzhen Anytone Technology Co., Ltd. on the appraisal base date the market value of assets and liabilities:

Appraisal result versus adjusted book value:                    Unit: RMB10,000

		Book value	Audited book value	Adjusted book value	Appraisal value	Increase / Decrease	％
Item			A	B	C	D=C-B	E=D/B×100%
Current assets	1	9,592.35	9,592.35	9,592.35	9,592.35	-	-
Long-term investments	2					-
Fixed assets	3	28.14	28.14	28.14	19.42	-8.72	-30.98
Of which: work in progress	4	-	-	-	-	-
Buildings	5	-	-	-	-	-
Equipment	6	28.14	28.14	28.14	19.42	-8.72	-30.98
Land	7	-	-	-	-	-
Intangible assets	8	-	-	-	-	-
Of which: Use right of land	9	-	-	-	-	-
Other assets	10	-	-	-	-	-
Total assets	11	9,620.48	9,620.48	9,620.48	9,611.77	-8.72	-0.09
Current liabilities	12	2,226.56	2,268.93	2,268.93	2,268.93	-	-
Long-term liabilities	13		-	-	-	-
Total liabilities	14	2,226.56	2,268.93	2,268.93	2,268.93	-	-
Net assets	15	7,393.92	7,351.56	7,351.56	7,342.84	-8.72	-0.12
2)	Income approach result

The appraisal result of income approach on the appraisal base date of December 31, 2010 was RMB$ 274,698,400.

3)	The difference analysis between assets base method and income approach method and the selection of final result

By income approach, the result was RMB$ 274,698,400. By assets base method, the result was RMB$6,969,500. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Anytone Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

M.	Special description
1)	Users need to pay attention to the following matters:

Findings contained in this report reflect only the assessment of objects in this evaluation purpose, in accordance with the principles of the open market to determine the current fair market value.

2)	This appraisal did not consider the possible effect caused by following factors:

1. Long term asset:

1) charge, mortgage or guarantee the assets, which may affect the assessment of any restrictions;

2) changes in future market environment may impact the assessed value;

3) various types of assets and future changes in the established purpose of the use of the value.

2. Not take into account the counterparty may be additional special pay on the assessed value of the price.

3. To enterprise reporting based on the reporting schedule, was not considered in this assessment provides an inventory of property companies that may exist outside of the assets, liabilities and possible or have assets and liabilities.

4. Does not take into account changes in macroeconomic policies and in case of natural forces and other force majeure on asset prices.

The users need to pay attention that if the above items and the principle of the continuing operations changed, the appraisal will become invalid.

N.	Significant events after appraisal base date
1)	Adjustment issue after appraisal base date
2)
The results of the assessment contained in the report were to be assessed on the assets of the Company under certain conditions at the valuation date value of the views expressed. Users of this report in assessing the baseline period after the date of use of this report, the number and value of assets changes that may occur treatment should be adjusted the following principles:

3)
Changes in volume of assets should be based on the original assessment of the amount of assets be adjusted accordingly. When the replacement cost valuation methods, the actual amount should be adjusted; if the standard changes in asset prices, and a significant impact on asset valuation price, the commission shall determine the time to re-hire assessment bodies to assess the price.

Basis for assessing the quantity and price of assets in future standard changes, the Principal of the assessed value of the adjustments, the company shall have any liability.
For the determination of the trading price, the Company have no legal responsibility.

2)	Significant issue after appraisal base date

None

O.	Legal effect of appraisal report
1)	Appraisal prerequisites and assumptions

1. Assumed to be the relevant estimates provide legal documents are real, legitimate.

2. Assumes that companies are estimated to provide the preparation of the financial accounting statements and accounting methods are in line with the relevant PRC laws and regulations, and the financial statements truly reflect the financial position to be estimated and asset equity structures, with the authenticity of the , completeness, legality, we built this assessment is based on this.

3. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

4. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

When the above assumption failed, the appraisal result lost legal effect automatically.

2)	Legal effect of appraisal report
3)	Based on the relevant laws and regulation, this report has legal effect.
4)
This report is only available to the Client for the evaluation purposes and sent to the competent authority to review the use of property assessment, and assessment of the use of the report rests with all of the Principal, the Principal without permission, not free or open to others

3)	Valid period of this report

The result of this repot will be valid one year. (From December 31, 2010 to December 30, 2011) If passed this period, the assets need to be re-appraised.

P.	Reported date of appraisal report

July 18, 2011

Attachment: Reference documents for this appraisal report

( Attachment is counted as part of this report）

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd

     Legal Representative:

Shenzhen China	China CPV：

China CPV：

July 18, 2011

Attachment: Reference documents for this appraisal report

A.	Assets Appraisal Note

B.	Assets Appraisal Detail Lists

C.	Copy of Evaluated Company’s Financial Statement on the Appraisal Base Date

D.	Copy of Client and Assets Owner’s Business License

E.	Copy of Property Documents

F.	Copy of Assets Owner’s Letter

G.	Copy of Appraisal Institution’s Business License

H.	Copy of Appraisal Institution’s Certification

I.	Copy of Appraisers’ Certifications

Shenzhen NewPower Technology Co., Ltd.
Appraisal Report

Shenyongxin [2011] No.209

Appraisal Base Date: December 31, 2010

Report Date: July 18, 2011

Shenzhen NewPower Technology Co., Ltd.
Appraisal Report

Shenyongxin [2011] No.209

Attention for the readers and users of this report
This abstract was taken from Shenyongxin [2011] No.209 Asset Assessment Report，
In order to under this assessment project comprehensively, the full report should be read.
The users of this report should pay attention to particular issues of this report.

According to Shenzhen NewPower Technology Co., Ltd.’s commission, Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (referred as the Company) apprised NewPower’s all shareholder equity value on the appraisal base date. In accordance with the requirement of assets appraisal standard and the specific situation of Shenzhen NewPower Technology Co., Ltd., the Company concluded and provided the report, Shenyongxin [2011] No.209, Shenzhen NewPower Technology Co., Ltd. appraisal report.

A. The scope of this appraisal is all shareholder equity of Shenzhen NewPower Technology Co., Ltd. The appraisal based date was December 31, 2010. The effective period of this report was from December 31, 2010 to December 30, 2011.

B. Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

C. By income approach, the result was RMB$ 143,175,900. By assets base method, the result was RMB$6,969,500. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen NewPower Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

Shenzhen NewPower Technology Co., Ltd. all shareholder equity value on the appraisal base date of December 31, 2010 was RMB$ 14,3175,900.

Shenzhen NewPower Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No.209

A.	Preface

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (hereinafter referred to as the "Company") to accept Shenzhen NewPower Technology Co., Ltd. entrusted, according to the provisions of the relevant national assessment of the assets, in an objective, independent, impartial, scientific principles, in accordance with accepted method of asset evaluation, understanding of the company to its shareholders all of the proposed equity value at December 31, 2010 assessment of the market value estimate. Entered into in accordance with the commission of "asset appraisal engagement letter" the condition established, we have already implemented at the Shenzhen NewPower Technology Co., Ltd. and related companies to set up property ownership legal document review, field visits to physical assets, the market price Investigation and comparison and at the time we considered necessary under the conditions of other assessment procedures, we now assess the situation and assessment of assets reported as follows:

B.	Entrusting party or Assets owner

1、 Company:
Name: Shenzhen NewPower Technology Co., Ltd. (NewPower)
Registered Capital: RMB$ 1,000,000
Paid-in Capital: RMB$ 1,000,000
Legal Representative: Chengping Li
Legal Address: Room 401, 4th Floor, Building B, No.3, Xinglian Industrial Zone, Pinghu Street, Shenzhen City

Ownership: Limited Liability Company

Registration No: 440301104188342

Business Scope: Electronic products, telecommunication products and computer consumables’ development, production, sales and other domestic commerce, materials supply and marketing, goods import and export (excluding restricted items and exclusive, special control and proprietary products); industrial project (the specific items to be declared separately).

Date of Establishment: August 13, 2004

Business Term: August 13, 2004 to August 13, 2014

2、 Company’s history and main business

（1）Basic information

The Company was founded on August 13, 2004. Registered address is Room 401, 4th Floor, Building B, No.3, Xinglian Industrial Zone, Pinghu Street, Shenzhen City. The Company’s registered capital was RMB$ 1,000,000, and wholly owned by Shenzhen E’Jenie Science and Technology Co., Ltd. In 2010, the Company achieved revenues of RMB$212,651,900; net come of RMB$20,980,800; average gross margin of 14.42%.

3、Major accounting policies

1) Accounting system: 《Enterprise Accounting Systems》。

2) Fiscal year: December 31

3) Currency: RMB

4) Accounting principle and valuation basis: Accounting principle is based on “accrual-basis”; valuation basis is valued at one’s “historical cost.”

C.	Appraisal Purpose

1.
The company entrusted with Shenzhen Yongxinruihe Asset Appraisal Co., Ltd to appraise the value of all shareholders equity on the appraisal date (December 31, 2010). The result will be only used as reference by the Company to understand the value of all shareholders equity.

2. his appraisal has been approved by the Company’s shareholders.

3. Except the only purpose of this appraisal report, if used this all or part of this report in other purpose and cause any result, the Company have no responsibility.

D.	Appraisal Scope and Object

1.	Object

All shareholder equity value of Shenzhen NewPower Technology Co., Ltd.

2.	Scope

The scope of appraisal includes all the Company’s assets and related liabilities. The appraisal target is all the Company’s shareholders equity.

                                                  Unit: RMB10,000
Item		Book value	Adjusted book value
			A
Current assets	1	2,781.17	2,781.17
Long-term investments	2
Fixed assets	3	223.52	223.52
Of which: Construction in progress	4	-	-
Structure	5	-	-
Equipment	6	223.52	223.52
Land	7	-	-
Intangible assets	8	-	-
Of which: Tenure	9	-	-
Other assets	10	-	-
Total assets	11	3,004.69	3,004.69
Current liabilities	12	644.43	644.43
Long-term liabilities	13		-
Total liabilities	14	644.43	644.43
Net assets	15	2,360.27	2,360.27

The scope of assets for appraisal at this time is same as the assets which were entrusted for appraisal.

E.	Appraisal Base Date

1.	Appraisal base date: December 31, 2010
2.	This appraisal base date was easy for the Company to achieve the purpose of this appraisal and reduce and avoid the needed adjustments.
3.	All the price standards in the report was based on this appraisal base date.

F.	Appraisal principle

1. The assessment abide by the independence, objectivity and scientific principles work.

（1） the principle of independence: an asset assessment to assessment by an asset management institutions awarded the asset evaluation industry qualified social justice organizations operate independently, free from the interests of all parties are assessed the impact of assets, the rating agencies and operators and is assessment of the assets has no interest in parties.

（2） objectivity: that evaluators should proceed from reality, to engage in serious investigation and study, detailed in the master on the basis of reliable information, the use of realistic standards and methods, come to a reasonable, credible, impartial assessment conclusions.

（3） scientific principles: that the specific assessment process, according to a specific purpose, to develop a scientific assessment programs, assessment procedures and the use of scientific methods, guided by the basic principles of asset valuation assessment of operations.

2. The main changes of interest to assess compliance with the principle of property rights, that is to be evaluated changes in asset ownership interests of the main premise or assumption that assets are assessed to determine valuation date the fair value of the current point in time. Stakeholders, including changes in ownership of all stakeholders to change and some change.

3. The asset of continuing operating to assess compliance with the principle of alternative principle and open market principles.

G.	Appraisal Basis

1)	Behavior Basis

1、Assets appraisal engagement letter signed between NewPower and our company

2、Shareholders’ resolution of NewPower

2)	Laws and regulation

1. 《Company Law of PRC》

2. 《Business Appraisal guidance (Trial)》

3.《Assets Appraisal Standards – Basic Standards》

4.《Assets Appraisal Standards – Appraisal Report》

5.《Assets Appraisal Standards – Real Estate》

6.《Assets Appraisal Standards –Machinery and Equipment》

7.《Assets Appraisal Standards – Intangible Assets》

8.《Assets Appraisal Code of Ethics – Basic Standards》

9.《Enterprise Accounting Standards》（2006）、《Enterprise Accounting System》（2001）

3)	Property ownership basis

1.	Large equipment’s purchase invoices, purchase contracts, copies of customs reports

2.	Contracts related to this appraisal

4)	Pricing standards

a.	Appraisal application, financial statements, accounting books, certificates, legal documents and so on which were provided by NewPower;

b.	Prior three years financial statement and operating status which provided by NewPower;

c.	2010 National office equipment and electronic product pricing manual;

d.	《Latest Assets Appraisal Data and Parameters Manual》

e.	Online: www.google.com、www.chevrolet.com、www.yongle.com.cn、and so on;

f.	The on-site appraisal and the marketing prices which were collected by appraisers;

g.	Marketing consulting price.

H.	Value definition

Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

I. Appraisal method

1)	Major method

（1）Cost method. Cost method described in this report refers to the current conditions in the re-purchase or build a new state to be assessed the full cost of assets, net assets have occurred are assessed entity obsolescence, functional obsolescence and economic obsolescence depreciation, income was assessed as the difference between the assessed value of the assets of an assessment methodology. The assessed value of the specific estimates, the first use of a variety of old assets into a new depreciation rates reflected, and then use the full cost (full cost of replacement) and into a new rate as the product of the assessed value of the assets being evaluated.

（2）Income method. Income approach. Income method referred to in this report refers to the analysis of prospects for the future development of the project, based on predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained by assessment of the assessed value of the assets of a types of asset valuation methods.

（3）The Shenzhen NewPower Technology Co., Ltd. at a net asset valuation method and the use of cost-plus and the income approach, cost plus and the law refers to all their assets were calculated and the cumulative sum of the assessed value, less liabilities assessment of corporate assets worth a total assessed value of a method. Income approach means the prospects for future development of the project, based on the predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained the assessed value of the assets being evaluated as a method of asset evaluation.

2)	Each assets and liabilities’ appraisal methods

1) Current assets - monetary funds to verify the correct inventory carrying value after the evaluation confirmed the value of foreign currency cash and foreign currency deposits to assess the base date of the exchange rate obtained by the amount of assessed value on the foreign currency.

2) Current assets - amounts receivable from class one by one to verify, based on careful analysis of the credibility of the other units of payment, and operations after the assessment of its recoverable amount as the value.

3) Inventory - into the assessment of the scope and expertise in the enterprise storage warehouse inventory stored in a physical inventory of commodities. Count the number of spot checks accounted for 40% of total inventories over book value accounts for 60% of book value. Inventory, the first check book accounting book keeping records and records of the warehouse consistency, to determine the carrying amount of goods in inventory and actual inventory quantity of the inventory valuation date to the date of the library, storage records, back at the actual launch base quantity, adjust the carrying amount.

4) Fixed assets - inventory of equipment in one by one on the basis of verification and the use of replacement cost method to assess the market comparison approach. Consultation in the market to price, market prices determine the replacement cost basis; on the original purchase price verified constitute reasonable index of the original purchase price adjusted to determine replacement cost; cannot find the new price of the price of used equipment out of products to assess the value of the revised draw. Into a new rate to the remaining useful life plus the comprehensive site survey to determine the situation.

5）The liabilities distinguish whether the base date of its assessment of the property with liabilities in order to verify the correct inventory carrying value of the adjusted assessed value is recognized.

J.	Process of appraisal

1)	Entrusting acceptance

1、From July 10, 2011 to July 11, 2011, the Company accepted NewPower’s entrust and implemented the investigation to understand NewPower’s internal control and operating situation. Then the Company prepared the initial working project and appointed appraisers to take in charge of this project.

2、According to entrusting party needs and the requirement of《Asset Appraisal Manual》, in addition to help to achieve the appraisal purpose and prevent adjustment, the appraisal base date should be closed to the end of quarter. After communication, both sides agreed the appraisal base date was December 31, 2010.

3、According to the purpose of entrusting party, the scope of appraisal is the shareholder equity value of Shenzhen NewPower Technology Co., Ltd.

2)	Assets checking

From July 11, 2011 to July 12, 2011, based on the application lists provided by NewPower, appraisers implemented the onsite checking and checked the relevant original accounting documents:

NewPower’s existing asset position: Current asset – 92.50% and Fixed assets – 7.50%.

Checking situation is as following:

1. First of all, appraiser evaluated the Company’s internal control system and found that the employees obeyed consciously and various systems could be effectively implemented. Therefore, this appraisal was based on the Company’s completed internal control systems.

2. Current assets:                                                                              Unit: RMB

Item	Book value	Adjusted book value
Cash and cash equivalents	16,368,226.72	16,368,226.72
Account receivable	10,157,425.00	10,157,425.00
Net account receivable	10,157,425.00	10,157,425.00
Other receivable	6,120.00	6,120.00
Net other receivable	6,120.00	6,120.00
Inventory	1,279,907.75	1,279,907.75
Total current assets	27,811,679.47	27,811,679.47

Description:

（1）Appraisers focus on verification of the current assets’ original accounting information, checked the accounting statements, general ledger, subsidiary ledgers and so on. Meanwhile, they collected the cash checking lists, verified the bank deposits and reconciliation statement;

（2）Verified the account receivables’ original certificates; targeted release inquiry letter to confirm the book value’s authenticity and accuracy.

（3）Conducted filed sampling and photographed to inventory checking lists.

3. Fixed assets:                                                                                           Unit: RMB

Item	Book value		Adjusted book value
	Original value	Net value	Original value	Net value
Buildings	-	-	-	-
Equipment	1,669,220.00	947,211.77	1,669,220.00	947,211.77
Fixed assets- Machinery equipment	1,595,480.00	944,980.49	1,595,480.00	944,980.49
Fixed assets- Vehicle	31,140.00	2,217.61	31,140.00	2,217.61
Fixed assets- Electronic equipment	42,600.00	13.67	42,600.00	13.67

Subtotal fixed assets	1,669,220.00	947,211.77	1,669,220.00	947,211.77
Less: Fixed assets depreciation reserves				-
Total fixed assets	1,669,220.00	947,211.77	1,669,220.00	947,211.77

Description:

Equipment: appraisers reviewed the “fixed assets declaration lists”, checked the compliance requirements, understood if any unlisted equipment, false, missed reported, restated and so on. Appraisers verified on-site to understand the device status, working environment, and maintenance situation; checked the original certificate and purchase and sales contract of major equipment to determine if the original carrying amounts were reasonable. They observed and photographed the transport equipment. Due to limited expertise, they did not check its internal components. Appraisers also collected copies of driving license and equipment invoices.

4. NewPower’s current liabilities included account payables, accrued payroll, other payables, tax payables, other payables, and …etc. Appraisers verified the general ledger, subsidiary ledgers and collected the original certificates.

As following:                                                                                            Unit: RMB

Item	Book Value	Adjusted book value
Account payable	4,010,656.25	4,010,656.25
Accrued payroll	184,520.00	184,520.00
Tax payable	2,249,089.27	2,249,089.27
Total current liabilities	6,444,265.52	6,444,265.52

Description:

Appraisers focus on verification of current liabilities’ original accounting information and checked the accounting statements, general ledger and subsidiary ledgers and so on.

3)	Appraisal

From July 13, 2011 to July 15, 2011, appraisers apprised the value in accordance with the on-site checking and NewPower’s specific situation. Please check the 《Appraisal Description of Shenzhen NewPower Technology Co., Ltd.》

4)	Conclusion and appraisal repot

From July 16, 2011 to the report date, appraisers prepared the appraisal report and appraisal description, in addition to verify the assets appraisal checking lists, then approved by the project manager, major auditor and the company’s owner to issue the appraisal report.

K.	Value premise

The report "Assessment of value" or "valuation date value" means the assets of the company on the assessment of the current use or intended use and continue to operate using the same, and the valuation date and the premise of the external economic environment, this report the premise set forth in the assessment of conditions and assumptions set out in this report the purpose of the above the market value of the views put forward.

L.	Appraisal conclusion

The assessment and method for using the cost plus method and the income approach. Shenzhen NewPower Technology Co., Ltd. had a net asset valuation and obtain evaluation results. Evaluators according to the Shenzhen NewPower Technology Co., Ltd.’s actual operating conditions and asset distribution, liabilities, combined with the results of two valuation methods to obtain, by following the analysis, the final selection of the Income Approach value as the final conclusion of this evaluation provide value for reference. Specific evaluation results and analysis are as follows:

1)	Result of Cost-plus method

Based on the above assessment methods and valuation standards, the individual assets, liabilities assessment, evaluation results are summarized in the following table. The Company believes that the table contained in the assessment of the assets, liabilities and net assets of the summary, in assessing the value of the premise and basis of local conditions can be allowed to reflect the Shenzhen NewPower Technology Co., Ltd. on the appraisal base date the market value of assets and liabilities:

Appraisal result versus adjusted book value:                 Unit: RMB10,000

Item		Book value	Audited book value	Adjusted book value	Appraisal value	Increase / Decrease	％
			A	B	C	D=C-B	E=D/B×100%
Current assets	1	9,592.35	9,592.35	9,592.35	9,592.35	-	-
Long-term investments	2					-
Fixed assets	3	28.14	28.14	28.14	19.42	-8.72	-30.98
Of which: work in progress	4	-	-	-	-	-
Buildings	5	-	-	-	-	-
Equipment	6	28.14	28.14	28.14	19.42	-8.72	-30.98
Land	7	-	-	-	-	-
Intangible assets	8	-	-	-	-	-
Of which: Use right of land	9	-	-	-	-	-
Other assets	10	-	-	-	-	-
Total assets	11	9,620.48	9,620.48	9,620.48	9,611.77	-8.72	-0.09
Current liabilities	12	2,226.56	2,268.93	2,268.93	2,268.93	-	-
Long-term liabilities	13		-	-	-	-
Total liabilities	14	2,226.56	2,268.93	2,268.93	2,268.93	-	-
Net assets	15	7,393.92	7,351.56	7,351.56	7,342.84	-8.72	-0.12

2)	Income approach result

The appraisal result of income approach on the appraisal base date of December 31, 2010 was RMB$143,175,900.

3)	The difference analysis between assets base method and income approach method and the selection of final result

4) By income approach, the result was RMB$143,175,900. By assets base method, the result was RMB$6,969,500. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen NewPower Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

M.	Special description

1)	Users need to pay attention to the following matters:

Findings contained in this report reflect only the assessment of objects in this evaluation purposes, in accordance with the principles of the open market to determine the current fair market value.

2)	This appraisal did not consider the possible effect caused by following factors:

1.	Long term asset:

1) charge, mortgage or guarantee the assets, which may affect the assessment of any restrictions;

2) changes in future market environment may impact the assessed value;

2) various types of assets and future changes in the established purpose of the use of the value.

2.	Not take into account the counterparty may be additional special pay on the assessed value of the price.

3.
To enterprise reporting based on the reporting schedule, was not considered in this assessment provides an inventory of property companies that may exist outside of the assets, liabilities and possible or have assets and liabilities.

4.	Does not take into account changes in macroeconomic policies and in case of natural forces and other force majeure on asset prices.

The users need to pay attention that if the above items and the principle of the continuing operations changed, the appraisal will become invalid.

N.	Significant events after appraisal base date

Adjustment issue after appraisal base date

The results of the assessment contained in the report were to be assessed on the assets of the Company under certain conditions at the valuation date value of the views expressed. Users of this report in assessing the baseline period after the date of use of this report, the number and value of assets changes that may occur treatment should be adjusted the following principles:

Changes in volume of assets should be based on the original assessment of the amount of assets be adjusted accordingly. When the replacement cost valuation methods, the actual amount should be adjusted; if the standard changes in asset prices, and a significant impact on asset valuation price, the commission shall determine the time to re-hire assessment bodies to assess the price.

Basis for assessing the quantity and price of assets in future standard changes, the Principal of the assessed value of the adjustments, the company shall have any liability.

For the determination of the trading price, the Company have no legal responsibility.

2)	Significant issue after appraisal base date

None

O.	Legal effect of appraisal report

1)	Appraisal prerequisites and assumptions

1. Assumed to be the relevant estimates provide legal documents are real, legitimate.

2. Assumes that companies are estimated to provide the preparation of the financial accounting statements and accounting methods are in line with the relevant PRC laws and regulations, and the financial statements truly reflect the financial position to be estimated and asset equity structures, with the authenticity of the , completeness, legality, we built this assessment is based on this.

3. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

4. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

When the above assumption failed, the appraisal result lost legal effect automatically.

2)	Legal effect of appraisal report

1. Based on the relevant laws and regulation, this report has legal effect.

2. This report is only available to the Client for the evaluation purposes and sent to the competent authority to review the use of property assessment, and assessment of the use of the report rests with all of the Principal, the Principal without permission, not free or open to others

3)	Valid period of this report

The result of this repot will be valid one year. (From December 31, 2010 to December 30, 2011) If passed this period, the assets need to be re-appraised.

P.	Reported date of appraisal report

July 18, 2011

Attachment: Reference documents for this appraisal report

（Attachment is counted as part of this report）

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd

Legal Reprsentative:	China CPV：

Shenzhen China	China CPV：

July 18, 2011

Attachment: Reference documents for this appraisal report

A.	Assets Appraisal Note

B.	Assets Appraisal Detail Lists

C.	Copy of Evaluated Company’s Financial Statement on the Appraisal Base Date

D.	Copy of Client and Assets Owner’s Business License

E.	Copy of Property Documents

F.	Copy of Assets Owner’s Letter

G.	Copy of Appraisal Institution’s Business License

H.	Copy of Appraisal Institution’s Certification

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. 10-2

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2010] No.182

Appraisal Base Date: September 30, 2010

Report Date: October 18, 2010

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2010] No.182

Attention for the readers and users of this report
This abstract was taken from Shenyongxin [2010] No.182 Asset Assessment Report，
In order to under this assessment project comprehensively, the full report should be read.
The users of this report should pay attention to particular issues of this report.

According to Shenzhen Kim Fai Solar Energy Technology Co., Ltd.’s commission, Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (referred as the Company) apprised Kim Fai Solar’s all shareholder equity value on the appraisal base date. In accordance with the requirement of assets appraisal standard and the specific situation of Shenzhen Kim Fai Solar Energy Technology Co., Ltd., the Company concluded and provided the report, Shenyongxin [2010] No.182, Shenzhen Kim Fai Solar Energy Technology Co., Ltd. appraisal report.

A. The scope of this appraisal is all shareholder equity of Shenzhen Kim Fai Solar Energy Technology Co., Ltd. The appraisal based date was September 30, 2010. The effective period of this report was from September 30, 2010 to September 29, 2011.

B. Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

C. By income approach, the result was USD$25,679,738.52. By assets base method, the result was USD$1,041,243.30. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Kim Fai Solar Energy Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

Shenzhen Kim Fai Solar Energy Technology Co., Ltd. all shareholder equity value on the appraisal base date of September 30, 2010 was USD$25,679,738.52.

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2010] No.182

A.	Preface

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (hereinafter referred to as the "Company") to accept Shenzhen Kim Fai Solar Energy Technology Co., Ltd. entrusted, according to the provisions of the relevant national assessment of the assets, in an objective, independent, impartial, scientific principles, in accordance with accepted method of asset evaluation, understanding of the company to its shareholders all of the proposed equity value at September 30, 2010 assessment of the market value estimate. Entered into in accordance with the commission of "asset appraisal engagement letter" the condition established, we have already implemented at the Shenzhen City Solar Energy Technology Co., Ltd. Hui and related companies to set up property ownership legal document review, field visits to physical assets, the market price Investigation and comparison and at the time we considered necessary under the conditions of other assessment procedures, we now assess the situation and assessment of assets reported as follows:

B.	Entrusting party or Assets owner

1、 Company:

Name: Shenzhen Kim Fai Solar Energy Technology Co., Ltd. (hereinafter referred as “Kim Fai Solar”).

Registered Capital: USD$373,500

Paid-in Capital: USD$373,500

Legal Representative: Qunli Liu

Legal Address: No.1804, Leizhen Building, Fuming Rd., Futian Distict, Shenzhen City

Ownership: Limited Liability Company

Registration No: 440301103958012

Business scope: Solar photoelectric products, Solar Batteries, photovoltaic inverter, Solar photovoltaic system equipement, wind power system equipment, wind and solar power generation system equipment, intelligent control system equipment, solar panels, solar panel component of technology development and sales (excluding the franchise, control and monopoly of goods and other restrictions); domestic trade (legal and administrative regulations, the State Council decided to subject to approval before registration according to the items); import and export business (legal, administrative regulations, the State Council prohibited except for the decision to limit the project to obtain permission before the operation).

Launch Date: December 8, 2005

Operation Period: December 8, 2005 to December 8, 2015

2、 Company’s history and main business

（1）Basic information

The Company was founded on December 8, 2005. Registered address is No.1804, Leizhen Building, Fuming Rd., Futian District, Shenzhen City. Factory address is Xinjianxing TechnologyIndustrial Park, Fungxing Rd, Guangmingxin area, Baoan District, Shenzhen City. The Company’s registered capital is USD$373,500, including shareholders, Di Ruan-9%, Qiong Xiong-14%, Qiongqiong Wang-14%, Wei Gong-7%, Feng Cheng-14%, Yijie Li-14%, Chunfeng Zhang-14% and Xiaowei Wang-14%.

（2）Registered Capital and shareholders

Kim Fair Solar’s registered capital is USD$373,500, including shareholders, Di Ruan-9%, Qiong Xiong-14%, Qiongqiong Wang-14%, Wei Gong-7%, Feng Cheng-14%, Yijie Li-14%, Chunfeng Zhang-14% and Xiaowei Wang-14%.

（3）The Company’s revenue in 2009 was USD$12,492,828.00; net income was USD$2,406,834.00 and gross profit was 26.58%. From January to September of 2010, the company’s revenue was USD$13,460,581.44; net income was USD$3,007,646.10 and gross profit was 28.7%. For the full year of 2010, the Company expected the revenue will be USD$17,928,000.00 and net income will be USD$4,003,920.00.

3、Major accounting policies

1) Accounting system: 《Enterprise Accounting Systems》。

2) Fiscal year: December 31

3) Currency: RMB

4) Accounting principle and valuation basis: Accounting principle is based on “accrual-basis”; valuation basis is valued at one’s “historical cost.”

C.	Appraisal Purpose

1. The company entrusted with Shenzhen Yongxinruihe Asset Appraisal Co., Ltd to appraise the value of all shareholders equity on the appraisal date (September 30, 2010). The result will be only used as reference by the Company to understand the value of all shareholders equity.

2. This appraisal has been approved by the Company’s shareholders.

3. Except the only purpose of this appraisal report, if used this all or part of this report in other purpose and cause any result, the Company have no responsibility.

D.	Appraisal Scope and Object

1.	Object

All shareholder equity value of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

2.	Scope

The scope of appraisal includes all the Company’s assets and related liabilities. The appraisal target is all the Company’s shareholders equity.

                                                           Unit: USD

Item		Book value	Adjusted book value
			A
Current assets	1	2,579,017.50	2,579,017.50
Long-term investments	2
Fixed assets	3	141,511.68	141,511.68
Of which: Construction in progress	4	-	-
Structure	5	-	-
Equipment	6	141,511.68	141,511.68
Land	7	-	-
Intangible assets	8	-	-
Of which: Tenure	9	-	-
Other assets	10	-	-
Total assets	11	2,720,529.18	2,720,529.18
Current liabilities	12	1,679,778.90	1,679,778.90
Long-term liabilities	13	-	-
Total liabilities	14	1,679,778.90	1,679,778.90
Net assets	15	1,040,750.28	1,040,750.28

The scope of assets for appraisal at this time is same as the assets which were entrusted for appraisal.

E.	Appraisal Base Date

1. Appraisal base date: September 30, 2010

2. This appraisal base date was easy for the Company to achieve the purpose of this appraisal and reduce and avoid the needed adjustments.

3. All the price standards in the report was based on this appraisal base date.

F.	Appraisal principle

1. The assessment abide by the independence, objectivity and scientific principles work.

（1） the principle of independence: an asset assessment to assessment by an asset management institutions awarded the asset evaluation industry qualified social justice organizations operate independently, free from the interests of all parties are assessed the impact of assets, the rating agencies and operators and is assessment of the assets has no interest in parties.

（2） objectivity: that evaluators should proceed from reality, to engage in serious investigation and study, detailed in the master on the basis of reliable information, the use of realistic standards and methods, come to a reasonable, credible, impartial assessment conclusions.

（3） scientific principles: that the specific assessment process, according to a specific purpose, to develop a scientific assessment programs, assessment procedures and the use of scientific methods, guided by the basic principles of asset valuation assessment of operations.

2. The main changes of interest to assess compliance with the principle of property rights, that is to be evaluated changes in asset ownership interests of the main premise or assumption that assets are assessed to determine valuation date the fair value of the current point in time. Stakeholders, including changes in ownership of all stakeholders to change and some change.

3.	The asset of continuing operating to assess compliance with the principle of alternative principle and open market principles.Listen

4.	Read phonetically

5.

G.	Appraisal Basis

1)	Behavior Basis

1、Assets appraisal engagement letter signed between Kim Fai Solar and our company

2、Shareholders’ resolution of Kim Fai Solar

2)	Laws and regulation

1.《Company Law of PRC》

2. 《Business Appraisal guidance (Trial)》

3.《Assets Appraisal Standards – Basic Standards》

4.《Assets Appraisal Standards – Appraisal Report》

5.《Assets Appraisal Standards – Real Estate》

6.《Assets Appraisal Standards –Machinery and Equipment》

7.《Assets Appraisal Standards – Intangible Assets》

8.《Assets Appraisal Code of Ethics – Basic Standards》

9.《Enterprise Accounting Standards》（2006）、《Enterprise Accounting System》（2001）。

3)	Property ownership basis

1. Large equipment’s purchase invoices, purchase contracts, copies of customs reports

2.	Contracts related to this appraisal

4)	Pricing standards

a.	Appraisal application, financial statements, accounting books, certificates, legal documents and so on which were provided by Kim Fai Solar;

b.	Prior three years financial statement and operating status which provided by Kim Fai Solar;

c.	2010 National office equipment and electronic product pricing manual;

d.	《Latest Assets Appraisal Data and Parameters Manual》

e.	Online: www.google.com、www.chevrolet.com、www.yongle.com.cn、and so on;

f.	The on-site appraisal and the marketing prices which were collected by appraisers;

g.	Marketing consulting price.

H.	Value definition

Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

I.	Appraisal method

1)	Major method

（1）Cost method. Cost method described in this report refers to the current conditions in the re-purchase or build a new state to be assessed the full cost of assets, net assets have occurred are assessed entity obsolescence, functional obsolescence and economic obsolescence depreciation, income was assessed as the difference between the assessed value of the assets of an assessment methodology. The assessed value of the specific estimates, the first use of a variety of old assets into a new depreciation rates reflected, and then use the full cost (full cost of replacement) and into a new rate as the product of the assessed value of the assets being evaluated.。

（2）Income method. Income approach. Income method referred to in this report refers to the analysis of prospects for the future development of the project, based on predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained by assessment of the assessed value of the assets of a types of asset valuation methods.

（3）The Shenzhen Kim Fai Solar Energy Technology Co., Ltd. at a net asset valuation method and the use of cost-plus and the income approach, cost plus and the law refers to all their assets were calculated and the cumulative sum of the assessed value, less liabilities assessment of corporate assets worth a total assessed value of a method. Income approach means the prospects for future development of the project, based on the predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained the assessed value of the assets being evaluated as a method of asset evaluation.

2)	Each assets and liabilities’ appraisal methods

1) Current assets - monetary funds to verify the correct inventory carrying value after the evaluation confirmed the value of foreign currency cash and foreign currency deposits to assess the base date of the exchange rate obtained by the amount of assessed value on the foreign currency.

2) Current assets - amounts receivable from class one by one to verify, based on careful analysis of the credibility of the other units of payment, and operations after the assessment of its recoverable amount as the value.

3) Inventory - into the assessment of the scope and expertise in the enterprise storage warehouse inventory stored in a physical inventory of commodities. Count the number of spot checks accounted for 40% of total inventories over book value accounts for 60% of book value. Inventory, the first check book accounting book keeping records and records of the warehouse consistency, to determine the carrying amount of goods in inventory and actual inventory quantity of the inventory valuation date to the date of the library, storage records, back at the actual launch base quantity, adjust the carrying amount.

4) Fixed assets - inventory of equipment in one by one on the basis of verification and the use of replacement cost method to assess the market comparison approach. Consultation in the market to price, market prices determine the replacement cost basis; on the original purchase price verified constitute reasonable index of the original purchase price adjusted to determine replacement cost; cannot find the new price of The price of used equipment out of products to assess the value of the revised draw. Into a new rate to the remaining useful life plus the comprehensive site survey to determine the situation.

5）The liabilities distinguish whether the base date of its assessment of the property with liabilities in order to verify the correct inventory carrying value of the adjusted assessed value is recognized.

J.	Process of appraisal

1)	Entrusting acceptance

1、From September 30, 2010 to October 8, 2010, the Company accepted Kim Fai Solar’s entrust and implemented the investigation to understand Kim Fai Solar’s internal control and operating situation. Then the Company prepared the initial working project and appointed appraisers to take in charge of this project.

2、According to entrusting party needs and the requirement of《Asset Appraisal Manual》, in addition to help to achieve the appraisal purpose and prevent adjustment, the appraisal base date should be closed to the end of quarter. After communication, both sides agreed the appraisal base date was September 30, 2010.

3、According to the purpose of entrusting party, the scope of appraisal is the shareholder equity value of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

2)	Assets checking

From October 9, 2010 to October 12, 2010, based on the application lists provided by Kim Fai Solar, appraisers implemented the onsite checking and checked the relevant original accounting documents:

Kim Fai Solar’s existing asset position: Current asset – 94.80% and Fixed assets – 5.20%.

Checking situation is as following:

1. First of all, appraiser evaluated the Company’s internal control system and found that the employees obeyed consciously and various systems could be effectively implemented. Therefore, this appraisal was based on the Company’s completed internal control systems.

2. Current assets:                         Unit: USD

Item	Book value	Adjusted book value
Cash and cash equivalents	767,342.50	767,342.50
Short-term investment		-
Note receiveable		-
Account receivable	1,509,284.59	1,509,284.59
Minus: Allowance for uncollectible accounts		-
Net account receivable	1,509,284.59	1,509,284.59
Dividends receivable		-
Interests receivable		-
Payment in advance		-
Allowance from government receivables		-
Other receivable	8,365.80	8,365.80
Minus: Allowance for uncollectable accounts		-
Net other receivable	8,365.80	8,365.80
Inventory	294,022.21	294,022.21
Deferred and prepaid expense		-
Net loss of current assets		-
Long-term bond investment due within one year		-
Other current assets		-
		-
Total current assets	2,579,015.10	2,579,015.10

Description:

（1）Appraisers focus on verification of the current assets’ original accounting information, checked the accounting statements, general ledger, subsidiary ledgers and so on. Meanwhile, they collected the cash checking lists, verified the bank deposits and reconciliation statement;

（2）Verified the account receivables’ original certificates; targeted release inquiry letter to confirm the book value’s authenticity and accuracy.

（3）Conducted filed sampling and photographed to inventory checking lists.

3. Fixed assets:                          Unit USD

Item	Book value		Adjusted book value
	Original value	Net value	Original value	Net value
Buildings	-	-	-	-
Equipment	249,381.47	141,513.44	249,381.47	141,513.44
Fixed assets- Machinery equipment	238,364.71	141,180.09	238,364.71	141,180.09
Fixed assets- Vehicle	4,652.32	331.31	4,652.32	331.31
Fixed assets- Electronic equipment	6,364.44	2.04	6,364.44	2.04
	-	-	-	-
Subtotal fixed assets	249,381.47	141,513.44	249,381.47	141,513.44
Less: Fixed assets depreciation reserves	-	-	-	-
Total fixed assets	249,381.47	141,513.44	249,381.47	141,513.44

Description:

Equipment: appraisers reviewed the “fixed assets declaration lists”, checked the compliance requirements, understood if any unlisted equipment, false, missed reported, restated and so on. Appraisers verified on-site to understand the device status, working environment, and maintenance situation; checked the original certificate and purchase and sales contract of major equipment to determine if the original carrying amounts were reasonable. They observed and photographed the transport equipment. Due to limited expertise, they did not check its internal components. Appraisers also collected copies of driving license and equipment invoices.

4. Kim Fai Solar’s current liabilities included account payables, accrued payroll, other payables, tax payables, other payables, and …etc. Appraisers verified the general ledger, subsidiary ledgers and collected the original certificates.

As following:            Unit: USD

Item	Book Value	Adjusted book value
Account payable	1,321,665.92	1,321,665.92
Other payables	950.15	950.15
Accrued payroll	47,507.71	47,507.71
Tax payable	309,014.67	309,014.67
Other fund in conformity with paying	644.99	644.99
Total current liabilities	1,679,783.45	1,679,783.45

Description:

Appraisers focus on verification of current liabilities’ original accounting information and checked the accounting statements, general ledger and subsidiary ledgers and so on.

3)	Appraisal

From October 13, 2010 to October 15, 2010, appraisers apprised the value in accordance with the on-site checking and Kim Fai Solar’s specific situation. Please check the 《Appraisal Description of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.》。

4)	Conclusion and appraisal repot

From October 18 to the report date, appraisers prepared the appraisal report and appraisal description, in addition to verify the assets appraisal checking lists, then approved by the project manager, major auditor and the company’s owner to issue the appraisal report.

K.	Value premise

The report "Assessment of value" or "valuation date value" means the assets of the company on the assessment of the current use or intended use and continue to operate using the same, and the valuation date and the premise of the external economic environment, this report the premise set forth in the assessment of conditions and assumptions set out in this report the purpose of the above the market value of the views put forward.

L.	Appraisal conclusion

The assessment and method for using the cost plus method and the income Hui Shenzhen Golden Sun Solar Technology Co., Ltd. had a net asset valuation and obtain evaluation results. Evaluators according to the Shenzhen City Solar Energy Technology Co., Ltd. Japan hui actual operating conditions and asset distribution, liabilities, combined with the results of two valuation methods to obtain, by following the analysis, the final selection of the Income Approach value as the final conclusion of this evaluation provide value for reference. Specific evaluation results and analysis are as follows:

1)	Result of Cost-plus method

Based on the above assessment methods and valuation standards, the individual assets, liabilities assessment, evaluation results are summarized in the following table. The Company believes that the table contained in the assessment of the assets, liabilities and net assets of the summary, in assessing the value of the premise and basis of local conditions can be allowed to reflect the Shenzhen Kim Fai Solar Energy Technology Co., Ltd. on the appraisal base date the market value of assets and liabilities:

Appraisal result versus adjusted book value:            Unit: USD
Item		Book value	Audited book value	Adjusted book value	Appraisal value	Increase / Decrease	％
			A	B	C	D=C-B	E=D/B×100%
Current assets	1	2,579,017.50	2,579,017.50	2,579,017.50	2,579,017.50	-	-
Long-term investments	2					-
Fixed assets	3	141,511.68	141,511.68	141,511.68	142,019.64	507.96	0.35
Of which: work in progress	4		-	-	-	-
Buildings	5		-	-	-	-
Equipment	6	141,511.68	141,511.68	141,511.68	142,019.64	507.96	0.35
Land	7		-	-	-	-
Intangible assets	8		-	-	-	-
Of which: Use right of land	9		-	-	-	-
Other assets	10		-	-	-	-
Total assets	11	2,720,529.18	2,720,529.18	2,720,529.18	2,721,037.14	507.96	0.02
Current liabilities	12	1,679,778.90	1,679,778.90	1,679,778.90	1,679,778.90	-	-
Long-term liabilities	13		-	-	-	-
Total liabilities	14	1,679,778.90	1,679,778.90	1,679,778.90	1,679,778.90	-	-
Net assets	15	1,040,750.28	1,040,750.28	1,040,750.28	1,041,243.30	507.96	0.05

The reason of difference is as following:

The reason why appraisal value of fixed assets was USD$507.96 more than its book value is due to its remaining useful life was longer than the remaining years for accounting depreciation.

2)	Income approach result

The appraisal result of income approach on the appraisal base date of September 30, 2010 was USD$25,679,738.52.

3)	The difference analysis between assets base method and income approach method and the selection of final result

By income approach, the result was USD$25,679,738.52. By assets base method, the result was USD$1,041,243.30. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Kim Fai Solar Energy Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

M.	Special description

1)	Users need to pay attention to the following matters:

Findings contained in this report reflect only the assessment of objects in this evaluation purposes, in accordance with the principles of the open market to determine the current fair market value.

2)	This appraisal did not consider the possible effect caused by following factors:

1. Long term asset:

1) charge, mortgage or guarantee the assets, which may affect the assessment of any restrictions;

2) changes in future market environment may impact the assessed value;

3) various types of assets and future changes in the established purpose of the use of the value.

2. Not take into account the counterparty may be additional special pay on the assessed value of the price.

3. To enterprise reporting based on the reporting schedule, was not considered in this assessment provides an inventory of property companies that may exist outside of the assets, liabilities and possible or have assets and liabilities.

4. Does not take into account changes in macroeconomic policies and in case of natural forces and other force majeure on asset prices.

The users need to pay attention that if the above items and the principle of the continuing operations changed, the appraisal will become invalid.

N.	Significant events after appraisal base date

1)	Adjustment issue after appraisal base date

The results of the assessment contained in the report were to be assessed on the assets of the Company under certain conditions at the valuation date value of the views expressed. Users of this report in assessing the baseline period after the date of use of this report, the number and value of assets changes that may occur treatment should be adjusted the following principles:

Changes in volume of assets should be based on the original assessment of the amount of assets be adjusted accordingly. When the replacement cost valuation methods, the actual amount should be adjusted; if the standard changes in asset prices, and a significant impact on asset valuation price, the commission shall determine the time to re-hire assessment bodies to assess the price.

Basis for assessing the quantity and price of assets in future standard changes, the Principal of the assessed value of the adjustments, the company shall have any liability.

For the determination of the trading price, the Company have no legal responsibility.

2)	Significant issue after appraisal base date

None

O.	Legal effect of appraisal report

1)	Appraisal prerequisites and assumptions

1. Assumed to be the relevant estimates provide legal documents are real, legitimate.

2. Assumes that companies are estimated to provide the preparation of the financial accounting statements and accounting methods are in line with the relevant PRC laws and regulations, and the financial statements truly reflect the financial position to be estimated and asset equity structures, with the authenticity of the , completeness, legality, we built this assessment is based on this.

3. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

4. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

When the above assumption failed, the appraisal result lost legal effect automatically.

2)	Legal effect of appraisal report

1. Based on the relevant laws and regulation, this report has legal effect.

2. This report is only available to the Client for the evaluation purposes and sent to the competent authority to review the use of property assessment, and assessment of the use of the report rests with all of the Principal, the Principal without permission, not free or open to others

3)	Valid period of this report

The result of this repot will be valid one year. (From September 30, 2010 to September 29, 2011) If passed this period, the assets need to be re-appraised.

P.	Reported date of appraisal report

October 18, 2010

Attachment: Reference documents for this appraisal report

（Attachment is counted as part of this report）

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd

Legal Reprsentative:	China CPV：

Shenzhen China	China CPV：

October 18, 2011

Attachment: Reference documents for this appraisal report

A.	Assets Appraisal Note

B.	Assets Appraisal Detail Lists

C.	Copy of Evaluated Company’s Financial Statement on the Appraisal Base Date

D.	Copy of Client and Assets Owner’s Business License

E.	Copy of Property Documents

F.	Copy of Assets Owner’s Letter

G.	Copy of Appraisal Institution’s Business License

H.	Copy of Appraisal Institution’s Certification

I.	Copy of Appraisers’ Certifications